UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2013

On June 3, 2013, the registrant issued a Notice of Convocation of the 28th Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 25, 2013 to its shareholders, together with related Internet disclosure (the “related materials”). Attached is an English translation of the Notice of Convocation and related materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation and related materials was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the Notice of Convocation and related materials was prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: June 3, 2013

NOTICE OF CONVOCATION OF THE 28TH ORDINARY		(Code No.: 9432)
GENERAL MEETING OF SHAREHOLDERS	Table of contents
Information ¡ Date and Time: Tuesday, June 25, 2013 10:00 a.m.	¡ ¡ ¡	Notice of Convocation (Reference) Exercising Your Voting Rights Reference Materials for the Ordinary General Meeting of Shareholders	2 3 5
¡ Venue: International Convention Center PAMIR Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo ¡ The matters to be resolved: Item Distribution of Retained Earnings	[Attachments to the Notice of Convocation]
		¡ Business Report ¡ Consolidated financial statements ¡ Non-consolidated financial statements ¡ Auditor’s reports	7 51 54 57
	¡ Reference		Ref-1

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

To All Shareholders

I would like to take this opportunity to thank all of NTT's shareholders for your continued support.

We are pleased to send you the notice of convocation for the 28th Ordinary General Meeting of Shareholders, which will be held on Tuesday, June 25, 2013.

A report on our business operations for the 28th term (April 1, 2012 – March 31, 2013) and the resolutions to be discussed at the Ordinary General Meeting of Shareholders is enclosed. Please see the attachments for details.

June 2013

鵜浦博夫

Hiroo Unoura

President and Chief Executive Officer

1

(Code No.: 9432)
June 3, 2013
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Hiroo Unoura
President and Chief Executive Officer

NOTICE OF CONVOCATION OF THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
You are hereby notified that the 28th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or via electronic means, including the Internet, etc. You are requested to review the attached reference documents and exercise your voting rights by the end of business day (5:30 p.m.) on Monday, June 24, 2013. (The website referenced below is in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars
1	Date and Time:		10:00 a.m. on Tuesday, June 25, 2013
2	Venue:		International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo
3	Purpose of the Meeting:		Matters to be reported

1   Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and comprehensive income and audit results of independent auditors and corporate auditors for the 28th fiscal year (from April 1, 2012 to March 31, 2013)

2   Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statements of changes in shareholders’ equity and other net assets for the 28th fiscal year (from April 1, 2012 to March 31, 2013)

The matter to be resolved
		Item	Distribution of Retained Earnings
4	Other Matters Concerning the Convocation:		(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:
1. In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.
2. In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.  In the case of duplicate voting done via both mail and the Internet, etc., the vote received last will be considered valid. If both votes are received on the same day, the votes placed via the Internet, etc. will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.
(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.
END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the place of the meeting.
2.	When exercising your voting rights, you are kindly requested to read the information entitled “(Reference) Exercising your voting rights” on page 3.
3.	Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, notes to consolidated financial statements and notes to non-consolidated financial statements are posted on NTT’s website and are not included in the attachments to the Notice of Convocation of the 28th Ordinary General Meeting of Shareholders. NTT Website: http://www.ntt.co.jp/ir/
4.	Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website. NTT Website: http://www.ntt.co.jp/ir/

NTT Website	http://www.ntt.co.jp/ir/

Exercising Your Voting Rights

(Reference)

Exercising Your Voting Rights

You are requested to review the attached reference materials (page 5) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

A Voting by attending the shareholders' meeting in person

Please submit the enclosed voting rights exercise form to the receptionist at the meeting site. Please also bring your Notice of Convocation of the 28th Ordinary General Meeting of Shareholders (this material).

B Voting via mail

POST

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company by mail so that it arrives **before 5:30 p.m. on Monday, June 24, 2013**. Please see below for details.

C Voting via the Internet

Please access the designated website for shareholder voting (http://www.web54.net) and vote **no later than 5:30 p.m. on Monday, June 24, 2013**. See the next page for details.

How to Fill Out Your Voting Rights Exercise Form

Please indicate your approval or disapproval of each resolution here.

For resolution

- If you approve, put a circle in the APPROVAL box.
- If you disapprove, put a circle in the DISAPPROVAL box.

You will need the "Voting Code" and "Password" given on the enclosed voting rights exercise form in order to vote via the Internet.

Exercising Your Voting Rights

Exercising Your Voting Rights via the Internet*1

When you exercise your voting rights via the Internet, please be aware of the following.

1 About the Website

- Exercise of your voting rights via the Internet is only available by accessing the designated website for shareholder voting (http://www.web54.net) from either PCs or mobile phones (i-mode, EZweb, Yahoo!Ketai)*2.
- You may place your vote via the Internet at any time until the close of business (5:30 p.m.) on Monday, June 24, 2013.
- If you access the website for shareholder voting through a smartphone, you will be directed to the PC-designated website.
- Depending on the Internet environment, the Internet service, device and model of your PC or smartphone, you may have difficulties accessing the website for shareholder voting. For details, please call the number below.

2 How to vote

- At the website for shareholder voting, please use the "Voting Code" and "Password" given on the voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen.
- In order to prevent unauthorized access ("spoofing") by persons other than shareholders and falsification of votes, when you connect to the designated website for the exercise of voting rights via the Internet for the first time, you will be asked to change your password on the website.
- Please safeguard your password as your password is required to verify that the person exercising voting rights is the intended shareholder.
- Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (a new password will be issued for the next general meeting of shareholders).

3 Handling of duplicate voting

- Votes due to duplicate voting will be handled as described on page 2, "4 Other Matters Concerning the Convocation" (1).

4 Other

- The costs of using the Internet website to exercise your voting rights, such as the connection fees of Internet service providers and applicable communications fees (e.g., call charges), will be borne by the shareholder.

If you have questions about the use of a personal computer or mobile phone for exercising your vote via the Internet, please contact:

Sumitomo Mistui Trust, Securities Agent Web Support Hotline
0120-652-031 (Toll Free)
(9:00 to 21:00)

*1 Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.
*2 i-mode, EZweb, Yahoo!, and Yahoo!Ketai are the trademarks, registered trademarks or product names of NTT DOCOMO, INC., KDDI Corporation, Yahoo! Inc., USA, and SOFTBANK MOBILE Corporation, respectively.

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

Item	Distribution of Retained Earnings

In addition to increasing corporate value over the medium- and long-term, Nippon Telegraph and Telephone Corporation (the “Company”) has identified the return of profits to shareholders as an important management goal.

In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and the dividend payout ratio. The Company proposes retained earnings be distribution as follows.

1	Type of asset to be distributed:
Cash

2	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock....................¥80
Total amount of dividends.........¥94,829,970,560
As the interim dividend of ¥80 per one share of common stock was already distributed, the annual dividend for the fiscal year will be ¥160 per one share of common stock.
3	Date on which the dividend becomes
effective:
June 26, 2013

Memo

[This report describes the conditions of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”)]

Outline of Business of NTT Group

Business Progress and Results of NTT Group

Overall Conditions

■ Business Environment

With respect to the global economy, in the fiscal year ended March 31, 2013, despite the relative stabilization of the U.S. economy, Europe’s bond-related economic downturn had a ripple effect on China and other emerging countries, leading to continued economic stagnation. The Japanese economy, despite showing signs of mild recovery mainly from domestic demand stemming from rebuilding after the Great East Japan Earthquake, has shown weakened growth from the effects of the global economic slowdown. However, the outlook for the Japanese economy has started to show signs of improvement from December 2012 through the close of the fiscal year in anticipation of the new monetary easing policy adopted by the Bank of Japan.

In the information and telecommunications market, optical broadband services and LTE services speeds have increased and smartphones, tablets and other devices have gained widespread market acceptance, together with the increased use of social media and cloud services. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and a rapid growth in the variety and sophistication of services.

(Regarding the Contents of the Business Report)
—

In this business report, “NTT East,” “NTT West,” “NTT Communications,” “NTT DATA” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation, NTT DATA CORPORATION and NTT DOCOMO, INC., respectively.

—

With respect to amounts appearing in this report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded off to the nearest whole unit.

—	With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 39-40)

■ Business Conditions

In light of these circumstances, NTT Group has worked to expand its provision of broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.” The fiscal year ended March 31, 2013 marked the final fiscal year of this Medium-Term Strategy. In November 2012, NTT Group formulated its new Medium-Term Strategy entitled “Towards the Next Stage” in order to respond to an increasingly faster globalization of the market and the development of cloud services.

●

In the fixed-line communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” services and to improve its customer support services. NTT Group began offering “Omoikkiri Wari,” a program designed to promote new subscriptions, and “Hikari Motto Motto Wari,” a program designed to promote long-term continuous use.

●

In the mobile communications field, NTT Group worked to further increase the speed and to expand service areas of “Xi,” (pronounced “crossy”) an LTE service with high-speed and large-capacity capabilities, in order to operate safe, secure and high quality networks. NTT Group also worked to further enhance smartphone convenience by launching the “XperiaTM Z” phone, which is equipped with a Quad-Core CPU, a large-capacity battery and high-speed processing capability. In addition, NTT Group introduced various rate plans and improved after-sales services in order to provide its users with a customer-friendly environment for smartphone and “Xi” use.

●

NTT Group forged cooperative projects with convenience store operators, railroad companies, shopping district promotion associations and local governments to strengthen Wi-Fi environments in order to improve the convenience of data communication using devices such as smartphones and increase the use of optical line services. Wi-Fi environments can also be used by customers as information distribution platforms.

●

NTT Group has put significant effort into enhancing its contents services. Specifically, NTT Group introduced new services that can be conveniently used on smartphones and tablet devices, such as “d shopping,” an easy-to-use online shopping service, and “d game,” a gaming service offered in collaboration with a leading game maker.

Subscription numbers for “d video,” a flat-rate video distribution service for smartphones, exceeded four million at the end of the fiscal year ended March 31, 2013.

●

NTT provided highly convenient services in the fields of medicine and education, with a focus on industry-specific solutions which have been developed based on each industry’s unique characteristics and trends. In the field of medicine, for example, NTT launched “Hikari Timeline,” which enables information sharing among medical institutions by gathering the electronic medical records of different medical institutions in chronological order. For corporate customers, NTT Group launched “BizXaaS BA,” a customer information analysis support service utilizing big data, which enables quick and cost-effective use of client information analysis reports.

●

NTT Group acquired all of the shares of Centerstance, Inc., a U.S.-based company that supports cloud migration, making it a wholly-owned subsidiary (“NTT Centerstance, Inc.”) in order to expand NTT Group’s global operations and enhance its provision of cloud services. Through close collaboration between NTT Centerstance, Inc. and each NTT Group company, NTT Group has established an infrastructure that enables the integrated provision to its customers of information and telecommunications environments.

As part of its expansion of cloud services, NTT Group established a global Research and Development committee in October 2012 in order to strengthen NTT Group’s research and development capabilities, and began preparations to expand and enhance research and development based in North America.

●

In order to strengthen its ability to provide global seamless services to Japanese companies operating overseas and to local corporations, NTT Group built new data centers in Singapore and Malaysia. These countries are receiving attention as major system hubs for the Asia region because they are located in areas which are believed to be the least impacted by potential natural disasters.

●

As part of its efforts to create new services, NTT Group engaged in research and development directed at the advancement of video services and mobile communications services, strengthening the network platforms that support these services, and at the development of the fourth-generation mobile communications systems that will succeed LTE. At the same time, NTT Group promoted research and development efforts in areas that serve as stepping stones to developing new growth strategies, such as cloud services and security. In addition, NTT Group conducted research and development focused on developing solutions for societal issues, such as healthcare and the environment, and disaster-resistant network services. Further, NTT Group promoted research in high-capacity optical transmission technology and quantum information processing as initiatives to develop advanced technologies for the future.

●

In order to contribute to the sustainable development of society, NTT Group companies worked collectively to achieve the goals of each of the eight Priority Activities of the “NTT Group CSR Priority Activities” plan which was established in accordance with the NTT Group CSR Charter. During the fiscal year ended March 31, 2013, by setting quantitative indicators for the eight Priority Activities, NTT Group further promoted and clarified the link between CSR activities and its businesses. One of the themes of NTT Group’s environmental vision is “creating a low-carbon society.” In furtherance of that theme, in the fiscal year ended March 31, 2009, NTT Group adopted a policy known as “Green NTT” as a means of promoting natural energy by the end of the fiscal year ended March 31, 2013, NTT has achieved its target of installing a total of 5.0 megawatts of solar power production facilities.

●

NTT Group has continued to build upon its disaster countermeasure efforts following the Great East Japan Earthquake. Specifically, NTT Group worked to improve the earthquake resistance and water resistance of exchange offices, re-examine its transmission lines, build backup smartphone-related facilities (packet communications platforms), augment electric power facilities and expand disaster countermeasure facilities. In order to further enhance user convenience, NTT Group has increased the storage capacity of messages on the Web171 Disaster Message Board, in terms of number and storage time, linked the mobile and PHS versions of the disaster message board services and added certain functions such as the ability to provide message registration details via email and voice.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2013 were 10,700.7 billion yen (an increase of 1.8% from the previous fiscal year). Consolidated operating expenses were 9,498.8 billion yen (an increase of 2.3% from the previous fiscal year). As a result, consolidated operating income was 1,202.0 billion yen (a decrease of 1.7% from the previous fiscal year), consolidated income before income taxes was 1,201.1 billion yen (a decrease of 3.1% from the previous fiscal year), and consolidated net income attributable to NTT was 524.1 billion yen (an increase of 12.1% from the previous fiscal year).

■ Changes in Consolidated Assets and Consolidated Income of NTT Group

			25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011	27th fiscal year, ended March 31, 2012	28th fiscal year, ended March 31, 2013
Operating revenues	(billion yen	)	10,181.4	10,305.0	10,507.4	10,700.7
Income before income taxes	(billion yen	)	1,120.1	1,175.8	1,239.3	1,201.1
Net income	(billion yen	)	492.3	509.6	467.7	524.1
Net income per share	(yen	)	372.01	385.16	366.67	432.44
Total assets	(billion yen	)	18,939.1	19,665.6	19,389.7	19,653.7
Shareholders’ equity	(billion yen	)	7,788.2	8,020.7	7,882.6	8,319.0
Shareholder’s equity per share	(yen	)	5,885.86	6,061.92	6,441.26	7,018.06

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholder’s equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	3.	Net income reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	4.	Net income per share reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).

Review of NTT Group Operations

■ Overview

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

During fiscal year 2012, NTT acquired 38,382,300 shares of its common stock for an aggregate amount of 150 billion yen pursuant to a resolution passed at its board of directors’ meeting held on September 19, 2012. NTT plans to set its annual dividends at 160 yen per share during the fiscal year ended March 31, 2013.

■ Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives.

Specifically in the past fiscal year, NTT proceeded with the full-scale development of broadband and ubiquitous services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing broadband services, through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 19.0 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 0.8% from the previous fiscal year).

■ Fundamental Research and Development Activities

NTT has conducted research and development on basic technologies that aim to contribute to the development of a broadband and ubiquitous society and developing solutions for societal issues, such as healthcare and the environment, based on the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group,” while conducting research and development that will serve as a stepping stone towards the newly formulated Medium-Term Management Strategy, “Towards the Next Stage.” With respect to research and development, NTT has aggressively collaborated with other businesses. The commercialization of the results of research and development was carried out through the “General Produce System” under which research and development achievements were integrated into marketing and planning activities for key business lines. NTT also engaged in research and development to develop disaster-resistant network services and research on advanced technologies for the future.

●	Research and Development for Promotion of Broadband and Ubiquitous Services

—

NTT Group has developed a technology that understands spoken questions from users, and directly provides the results of its research back to the user. This contributed to the development of a sophisticated new service, “Shabette Concier,” which automatically displays answers to spoken questions that a user speaks into a smartphone.

—

NTT Group offered technological support for and achieved the commercialization of “Hikari Share Place” and “Hikari Danran TV” services, both of which provide high quality image transmission services that enable families living separately to feel as if they are living together in the same household.

●	Research and Development Corresponding to Societal Issues
—

In order to promote good health and keep healthcare costs at reasonable levels, NTT Group began conducting demonstration experiments with NTT Group employees by utilizing ICT (Information Communication Technology) to support the self-sustained prevention and management of lifestyle-related illnesses.

—

As part of its aim to help families cut their energy usage by living smartly, NTT Group conducted demonstration experiments for technology that enables the automatic control of household appliances according to electric power supply and demand information, and the visualization of energy usage for each household appliance without the need to install a sensor on such appliances.

●	Research and Development as a Stepping Stone to the Medium-Term Business Strategy “Towards the Next Stage”
—	With the goal of realizing more flexible and faster cloud services, NTT Group established a method under which customers can swiftly configure their own cloud-based information settings.

—

NTT Group worked on research and development for security platforms to deliver safe and secure services to our customers. Specifically, NTT Group established techniques to detect at an early stage and analyze unknown security breaches, such as targeted attacks, that until now had been difficult to detect.

—	NTT Group developed denser, thinner and lighter optical cables, contributing to smaller optical cable material and installation costs, while minimizing the required construction of new pipelines.

●

NTT Group developed compact radio equipment for disaster countermeasure use in order to restore IP Services, such as Hikari Denwa and Internet services at an early stage when optical cable transmission lines are disconnected as a result of disasters.

●	NTT Group developed technology to use sensors to detect cracks not visible to the naked eye in concrete poles, thereby improving diagnostic accuracy and operational efficiency.
●

NTT Group provided the know-how that it gained through the process of improving disaster message boards, which contributed to the development of “J-anpi,” a service that allows the collective search and confirmation of safety information held by various collaborating corporations and associations.

●

NTT worked to improve its optical transmission technology for relay transmission lines and achieved the world’s fastest optical transmission speed of 1 petabit per second over a single fiber-optic cable.

●

NTT discovered a technique to rotate the direction of electrons, which are necessary for quantum information processing, to any desired direction without using a magnetic field as part of its efforts to produce quantum computers that NTT believes will fundamentally change information processing technology.

●	As a result of NTT’s neuroscience research and development efforts aimed at providing natural communication, NTT Group made the discovery that body shape recognition is associated with one’s sense of hearing.
●

NTT’s fused conductive polymers with silk and other thread materials and succeeded in creating a material that is non-irritating to bare skin and enables long-term measurements of vital signs without burdening the wearer of the material. When worn, a shirt made of this material enables continuous monitoring of one’s heartbeat and acts as an electrocardiogram. The development of this material is expected to contribute not only to the medical field but also in various areas such as in sports and in the promotion of healthier living.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 127.0 billion yen (an increase of 1.2% from the previous fiscal year), and NTT received basic research and development revenues of 120.9 billion yen (same as the previous fiscal year) as compensation for these research and development activities.

■ Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2013, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2012) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 282.6 billion yen in dividends (an increase of 8.2% from the previous fiscal year).

■ Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

			25th fiscal year, ended March 31, 2010	26th fiscal year, ended March 31, 2011	27th fiscal year, ended March 31, 2012	28th fiscal year, ended March 31, 2013
Operating revenues	(billion yen	)	379.0	390.3	411.3	432.7
Recurring profit	(billion yen	)	215.5	227.8	259.3	274.4
Net income	(billion yen	)	215.7	225.7	257.2	271.5
Net income per share	(yen	)	163.04	170.58	201.72	224.05
Total assets	(billion yen	)	7,477.7	7,570.2	7,524.7	7,467.8
Net assets	(billion yen	)	4,931.7	4,996.9	4,703.0	4,641.1
Net assets per share	(yen	)	3,727.13	3,776.62	3,843.08	3,915.36

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

Note: The non-consolidated financial statements of NTT East and NTT West are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

NTT East and NTT West, which are the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue structures by collaborating with other business operators, expanding FLET’S Hikari service offerings, promoting fiber-optic and IP related services through the expansion of Hikari use scenarios utilizing Wi-Fi, and improving support services that lead to customer retention.

■ Number of Subscriptions for Major Services

● FLET’S Hikari:	17.30 million subscriptions (an increase of 0.74 million subscriptions from the previous fiscal year)
● Hikari Denwa:	15.17 million channels (an increase of 1.27 million channels from the previous fiscal year)
● FLET’S TV:	1.00 million subscriptions (an increase of 0.14 million subscriptions from the previous fiscal year)

■ Promotion of Fiber-optic and IP Services

Service or Product	Description
Omoikkiri Wari (NTT East)

A campaign to discount the “FLET’S Hikari” monthly service charges for single-dwelling units (Family Type, etc.) and multi-dwelling units (Mansion Type, etc.), conditional upon 24 consecutive months of use, in an effort to increase new “FLET’S Hikari” subscriptions.

Hikari Motto Motto Wari (NTT West)

A rate plan to retain long-term customers that provides discounts on monthly charges for “FLET’S Hikari” depending on the number of years of subscription, under the condition of continuous use within the applicable discount period.

FLET’S Hikari WiFi Access (NTT East/NTT West)

A service for small multi-dwelling units such as apartments, that share wireless LAN access, connected by optical networks, with multiple users within the same multi-unit dwelling, thereby enabling connection to the Internet.

FLET’S Hikari Next Super High-Speed Type Hayabusa (NTT West)

Hikari Broadband service for both single-dwelling units, “FLET’S Hikari Next Family Type,” and for multi-dwelling units,“FLET’S Hikari Next Mansion Type,” at the same prices, at a maximum transmission speed of 1 Gbp for both uploading and downloading data.

Hikari Share Place (NTT East) Hikari Danran TV (NTT West)	An image communications device that can easily conduct High Definition compatible video teleconferences in high-quality images and send and receive picture and video files, by connecting to a home TV.
Biz Hikari Cloud Safe Server Hosting (NTT East) Biz Hikari Cloud Safe Data Backup (NTT East)

•      A service in which a virtual server is lent to the customer on NTT East’s cloud platform (Safe Server Hosting)

•      A service in which customers’ data is backed up onto a virtual server on the cloud platform (Safe Data Backup)

Business Partner	Description
SQUARE ENIX CO., LTD. (NTT East/NTT West)	NTT Group collaborated on promotions and Internet connection support with Square Enix, provider of the popular game “Dragon Quest,” and with Nintendo, provider of the Wii and Wii U home game consoles.
Nintendo Co., Ltd. (NTT East/NTT West)

Human Academy Co., Ltd (NTT West)

NTT Group began collaborations to spread new audio-visual styles by transmitting video to home TVs using “bj TV” (image service), a video distribution service provided by Human Academy Co., Ltd., through NTT West’s “FLET’S Hikari” and “Hikari Box+ (information device)” services.

■ Improving Customer Service

●

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.53 million. (NTT East/ NTT West).

●

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer special content and points based on monthly usage, reached a total of 9.81 million.

Business Partner	Description
Microsoft Japan Company, Limited (NTT East)

NTT built a system under which the latest OS (basic software), applications and cloud services from Microsoft Japan Company, and optical broadband services and support services of NTT East, are provided together through Dell Japan’s newest PC’s and tablet devices.

Dell Japan (NTT East)

Note:	The non-consolidated financial statements of NTT Communications are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

Pursuant to its “Vision 2015” business strategy, NTT Communications worked to become the optimal business partner that global customers choose to work with and a true leading global player (Global ICT Partner). In the corporate market, pursuant to the “Global Cloud Vision,” NTT Communications worked to provide global total ICT outsourcing services, unique to telecommunication providers, that combines networks, data centers, applications and security. In the consumer market, NTT Communications is providing ultra-convenient applications and rich content, enabling a new lifestyle for its customers.

■ Number of Subscriptions for Major Services

● Hikari TV:	2.45 million subscriptions (an increase of 0.45 million subscriptions from the previous fiscal year)
● OCN:	8.21 million subscriptions (a decrease of 0.23 million subscriptions from the previous fiscal year)
● Plala:	3.07 million subscriptions (a decrease of 0.05 million subscriptions from the previous fiscal year)

■ Development of Services for Individual Customers

Service		Description
	Hikari TV Music (NTT Plala)	A music distribution service that enables unlimited listening at a fixed price not only on smartphones, tablet devices and PC’s, but also on televisions.
	Hikari TV Book (NTT Plala)	A service that enables viewing e-books not only on smartphones, tablet devices and PC’s, but also on televisions.

■ Development of Services for Corporate Customers

Service		Description
BizCITY	Biz Hosting Enterprise Cloud	The world’s first cloud service that utilizes network virtualization technology not only within data centers, but on networks between data centers, for corporate customers.
Biz Managed Security Services

Security operators that include a global organization of 200 specialist analysts providing 24 hour/365 days a year monitoring support using some of the world’s most sophisticated security technology, in addition to its own proprietary security operation platform, minimizing risks such as cyber attacks.

Biz Desktop Pro Enterprise

A cloud-based virtual desktop service which enables customers to use the same desktop environment as that at the office, from anywhere and at anytime, on various devices such as PCs, smartphones and tablet devices.

Arcstar IP Voice

This service provides corporate customers inexpensive and stable quality external line communications (sending and receiving). Voice communications are converted to IP and integrated into data communication circuits, lowering communication line and operational costs.

050 plus W-mode

This service allows callers to dial 050 from a smart phone for IP telephony mode at a low rate, or for high quality mobile telephone mode, for either domestic or international calls. Also, privately owned smartphones or feature phones can be used for business calls as well due to telephone charges capable of being separated between business and personal calls.

■ Development of Global Business

●  Network Expansion

NTT Communications began operating the “Asia Submarine-cable Express,” a highly reliable, low latency, high-capacity optical submarine cable linking the Asian region together. The cable system was constructed in cooperation with Malaysia-based Telekom Malaysia Berhad, Philippines-based Philippine Long Distance Telephone Company and Singapore-based StarHub Ltd.

●  Business Site Development

NTT Communications became the first foreign telecommunications carrier to establish a branch office in Yangon, Myanmar, which is increasingly making its presence felt. NTT also obtained a license necessary for providing telecommunication services in Vietnam, and launched a data network service for corporate customers to provide inter-office connections within Vietnam.

●	Strengthening of Service Provision Systems

NTT Communications acquired the following companies, making them new subsidiaries: Net-magic Solutions Private Limited, a provider of data center related services in India, Gyron Internet Limited, a provider of data center services in England, and Freedom Resources Holdings Corporation, a provider of System Integration and other services related to IP telephony and business systems, mainly in the Philippines.

Note:	The consolidated financial statements of NTT DATA are prepared in accordance with Japanese Generally Accepted Accounting Principles.

■ Overview

NTT DATA has evolved into a corporate group that provides a wide range of IT services efficiently on a global scale, and is working to achieve its business plan goals of “Global TOP 5” and “EPS (Earnings Per Share) of 20,000 yen.” NTT DATA formulated a new Medium-Term Management Plan for implementation from the fiscal year ended March 31, 2012 through the fiscal year ending March 31, 2015, with the focus areas of: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.”

Note:

Although NTT DATA plans to carry out a 100-for-1 stock split, which will be effective on October 1, 2013, “EPS (Earnings Per Share) of 20,000 yen” is calculated based on the current total number of issued shares.

■ Management Policies

●

NTT DATA actively promoted “remarketing” in order to redefine existing concepts and rebuild the market in response to the recent changes in the business environment and in information and telecommunications technology.

●

NTT DATA worked to realize the complete automation of its development project work. In addition, NTT DATA promoted “Strategic R&D,” the goal of which is to contribute to the businesses of its customers, by increasing the sophistication and speed of development projects. Following extensive research and interviews of experts, NTT DATA chose as strategies “Technology Foresight 2013,” “the view of the near future,” which is expected to have a large impact on customers’ businesses in the medium and long term, and “Technology Trends,” which will support “the view of the near future.” In addition, NTT DATA incorporated “Technology Foresight” into its management strategy, and worked towards future-oriented technological development and business creation.

●	NTT DATA launched the advertising campaign of “data for: the people” to improve its visibility in the global market.

■ Status of Business Activity Measures

●

As part of Japan’s export of infrastructure solutions, NTT DATA contracted with the Vietnamese government to develop trade procedures and customs clearance systems (VNACCS/VCIS) based on the know-how of Japan’s trade procedures and customs clearance systems, known as “NACCS” and “CIS,” and was assigned to procure hardware for these systems.

●

NTT DATA established a joint venture with Kirin Business System Company, Limited, a subsidiary of Kirin Holdings Company, Limited, to contribute to the reform and strengthening of business competitiveness using information technology, and gain a competitive advantage in the food and beverage industry.

●

NTT DATA contracted with the U.S. company Twitter, Inc. and began to provide Twitter data services in order to provide high grade social media services. The agreement with Twitter enables NTT DATA to collect all tweeted data written in Japanese and all tweeted data in Japan in real time.

●	NTT DATA set “OSS Center India” inside its development center in India as its global base to expand the domain of open source applications and to offer related products and services

●

In the SAP related business sector, NTT DATA expanded services not only in North America and the EMEA regions, but also in the Asia region which includes many developing countries. NTT DATA’s annual sales in this sector have exceeded $1 billion.

Service	Description

Xrosscloud	Provides M2M Total Solution, a comprehensive range of solutions from cloud platforms to consulting.

BizXaas BA

Provides comprehensive services from system introduction support to consulting for analysis and utilization by combining the platform required for the analysis of big data and a standard analysis report with integrated know-how to analyze and utilize customer information.

DENTRANS

An electronically recorded monetary claims service for financial institutions that enables electronically recorded monetary claim transactions through various means, such as through the Internet, FAX and customer service outlets of the financial institution.

Note:	The consolidated financial statements of NTT DOCOMO are prepared in accordance with U.S. Generally Accepted Accounting Principles.

■ Overview

Based on its medium-term management policy, “Medium-Term Vision 2015: Shaping a Smart Life,” NTT DOCOMO worked to further enhance the convenience of users of smartphones and “Xi” services in order to further enhance safety and security and deliver more convenient and efficient solutions to customers’ everyday lives and businesses. NTT DOCOMO also worked to provide new services using “DOCOMO Cloud” as a platform.

■ Number of Subscriptions to Main Services

—	Number of mobile phone service subscriptions:	61.54 million (an increase of 1.41 million subscriptions from the previous fiscal year)

	(Partial listing only) FOMA service subscriptions:	49.97 million (a decrease of 7.93 million subscriptions from the previous fiscal year)

	(Partial listing only) Xi service subscriptions:	11.57 million (an increase of 9.34 million subscriptions from the previous fiscal year)

Note:	Number of subscriptions to mobile phone services (including “FOMA” services) include communication module service subscriptions.

■ Development of DOCOMO Cloud

Service	Description
Provides original DOCOMO games and games from leading game makers
Sales of food, daily commodities, Radishbo-ya Co., Ltd.’s organic vegetables, Oak Lawn Marketing, Inc.’s mail-order products, etc.

	Service	Description
Intelligent Services		Translates content of email messages
Translates text photographed with a smartphone camera
Translates phone conversations spoken into smartphones
Storage		Stores photos and videos on Cloud networks
Migrate address book to Cloud networks

■ Expansion of Service Area

NTT DOCOMO made an effort to expand “Xi” service areas primarily to areas with high customer needs and launched a high-speed communications service with a maximum download speed of 112.5 Mbps in 33 cities in Japan.

■ Efforts in New Fields

●

In order to realize the commercialization of new payment settlement services, NTT DOCOMO agreed to form a business alliance with MasterCard Worldwide with a view towards expanding the usage environment of “iD,” a mobile credit payment system, around the world.

●

NTT DOCOMO acquired Tower Records Japan Inc., making it a subsidiary in order to promote the provision of high value-added services by taking advantage of the synergy created with mobile communications.

●

NTT DOCOMO strived to introduce total health support services through collaborations with each of its alliance companies based around the provision of health support services, and established docomo Healthcare, Inc., a corporate joint venture with OMRON HEALTHCARE Co., Ltd.

●	NTT DOCOMO acquired MAGAseek Corporation, a company that operates fashion sites such as MAGAseek, making it a subsidiary in order to expand its business with respect to the fashion sector in commerce.

●	NTT DOCOMO acquired Bongiorno S.p.A., an Italian company which provides mobile content mainly in Europe, with the aim of expanding its overseas operation services.

Issues Facing the Corporate Group

■ Future Outlook of Business Environment

Despite lingering uncertainty, a mild overall recovery of the global economy is expected to stem from the recovery of the U.S. economy and of the economic policies of emerging countries. The Japanese economy is expected to improve as a result of favorable export conditions, and the positive effects from Japanese economic and fiscal policies.

A number of both domestic and foreign companies have entered the information and telecommunications market. In addition, the variety and sophistication of services and devices has increased and changes in the market, centered on cloud services, are expected to accelerate going forward. Moreover, fierce market competition above and beyond existing business sector boundaries is expected to further intensify.

■ Business Developments Pursuant to the Medium-Term Management Strategy

In November, 2012, NTT Group released its new Medium-Term Management Strategy, “Toward the Next Stage,” aiming to become the “valued partner” that customers continue to select, by seeking to grow and transform itself.

Specifically, NTT Group will implement the following initiatives.

In order to strengthen its individual services and to swiftly respond to a variety of customers’ needs, NTT Group will bolster its service structure by taking advantage of its ability as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platforms stage, such as data centers and IP backbone, to the ICT management and applications stage.

In addition, in order to accelerate research and development in the cloud and the security sectors, NTT Group established a new company, NTT Innovation Institute, Inc. (NTT I3) in the leading-edge and fiercely competitive North American market. Based on the technology developed at NTT I3, NTT Group will offer North America-based cloud services globally, including Japan. In particular, in the security sector, global security platforms (i.e., shared platforms) will be built and deployed. At the same time, NTT Group will promote efforts to provide services with further improvements in customer safety and security, by working to strengthen its ability to operate under diverse legal systems that differ by country and region.

As a result of the above, NTT aims to reach US$20 billion in overseas sales by the fiscal year ending March 31, 2017 and to increase the proportion of corporate sales represented by overseas sales to 50% or more by setting “Global Cloud Services” as the cornerstone of NTT’s business operations going forward.

NTT Group will work to further improve the effectiveness of its network equipment-assets which NTT Group has built up to date by controlling capital investment as appropriate according to the changes in business models and the market. Additionally, by expanding construction projects that do not require the dispatch of NTT employees, NTT Group has cut costs associated with initiating optical transmission lines and has further improved the efficiency in its maintenance and operational business. NTT Group will work to establish simple and highly efficient business operations while taking into account future business environment changes.

As a result of the above efforts, NTT Group expects to reduce costs related to fixed-line/mobile communications service by at least ¥400 billion by the end of the fiscal year ending March 31, 2015 (compared with the fiscal year ended March 31, 2012), and will comprehensively strengthen the competitiveness of its existing network services.

Furthermore, NTT Group aims to further expand fiber-optic access by creating new ICT use scenarios and develop a smartphone user platform by improving the quality of LTE service.

In addition, NTT Group aims to reduce its Capex to Sales ratio to 15% by the fiscal year ending March 31, 2016 through drastic streamlining of capital investments. Further, NTT Group plans to increase M&A activity with a focus on cloud-related businesses and to further enhance shareholder returns.

Through these efforts, NTT Group will work towards EPS growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

■ Responding to Environmental Issues

●	With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below.

This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.
Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

●

Through the adept use of ICT, NTT Group will contribute to the realization of environmentally friendly and smart communities (next generation energy, social systems) by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support the reduction of electric power consumption and energy saving.

■ Initiatives for Secure and Safe Networks

●

Based on experience gained from the Great East Japan Earthquake and other disasters, NTT Group will continue to work towards the development of disaster-resistant facilities. Additionally, with respect to the disaster message dial and other support services, NTT Group will strive to achieve further growth and increased convenience and participate in drills through collaboration with external institutions, such as the national and local governments, and work to bolster its disaster countermeasures.

●

In light of the dramatic increase of smartphone users, NTT Group will continue to provide stable operation of its network environment through appropriate enhancement of its facilities and further improvement of its reliability.

●	NTT Group will build necessary security countermeasures to handle wide-scale and diversified cyberattacks.

■ NTT’s Efforts as a Holding Company

In order to implement the measures described above, NTT will promote group management that utilizes the advantages of a holding company structure, such as the agile and flexible distribution of management resources and the centralization of fundamental research and development. NTT will also provide necessary advice and coordination to each of its group companies and work to achieve efficient capital procurement.

With respect to fundamental research and development, NTT will commit itself to the creation of a variety of services that are safe, secure, and even more convenient to use, and increase of competitiveness of its network services. NTT will also actively promote steady commercialization of the results of its research and development, and spread the use of such results both in and outside Japan.

Your continued understanding and support will be highly appreciated.

External Financing and Capital Investment of NTT Group

External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥402.3 billion.

The details of the long-term funding are as follows:

Category	Amount (billion yen)	Remarks
Bonds and notes	240.8	• NTT
		US dollar-based bonds	US$750 million
		(converted into Japanese yen: ¥59.6 billion)
		Euro and US dollar-based bonds:	US$500 million
		(converted into Japanese yen: ¥46.8 billion)
		• NTT DOCOMO
		NTT Straight bonds:	¥60.0 billion
		• NTT FINANCE CORPORATION
		Euro and US dollar-based bonds:	US$500 million
		(converted into Japanese yen: ¥39.4 billion)
Long-term borrowings from banks	161.5
Total	402.3

   Moreover, NTT raised ¥209.4 billion from bonds and long-term borrowings, such as loans for capital investments, to be used by NTT East and NTT West. NTT also raised ¥240.0 billion from long-term borrowings from affiliate companies for the repurchase of NTT treasury stock.

Capital Investment

NTT Group made a total of ¥1,970.0 billion in consolidated capital investments (an increase of 1.2% from the previous fiscal year), focused on responding to customer demands for services such as “FLET’S Hikari” and “Xi,” among other things.

Capital Investments by NTT and its main subsidiaries were as follows:

Company	Capital Investment (billions of yen)
Nippon Telegraph and Telephone Corporation	32.6
Nippon Telegraph and Telephone East Corporation	396.5
Nippon Telegraph and Telephone West Corporation	358.4
NTT Communications Corporation	108.2
NTT DATA CORPORATION (consolidated)	122.1
NTT DOCOMO, INC. (consolidated)	753.7

NTT Group Employment

Number of employees in NTT Group: 227,168 (an increase of 2,929 from the end of the previous fiscal year)

Number of employees of NTT and its main subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,907
Nippon Telegraph and Telephone East Corporation	5,783
Nippon Telegraph and Telephone West Corporation	5,123
NTT Communications Corporation	6,837
NTT DATA CORPORATION (consolidated)	61,369
NTT DOCOMO, INC. (consolidated)	23,890

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (consolidated prefectural outsourcing companies (including NTT EAST-TOKYO CORPORATION), NTT-ME CORPORATION and NTT EAST SOLUTIONS CORPORATION) employ approximately 30,350 persons and the NTT West regional subsidiaries (consolidated regional outsourcing companies (including NTT WEST-KANSAI CORPORATION), NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION and NTT HOMETECHNO companies) employ approximately 30,450 persons.

Main Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding (billions of yen)
Mizuho Corporate Bank Ltd	243.9
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	188.9
Nippon Life Insurance Company	170.9
Mitsubishis UFJ Trust and Banking Corporation	145.1
Development Bank of Japan Inc.	118.1
Meiji Yasuda Life Insurance Company	108.0
Sumitomo Life Insurance Company	67.0
Shinkin Central Bank	66.5
The Nishi-Nippon City Bank, Ltd.	63.7
Sumitomo Mitsui Banking Corporation	60.2

Material Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	As described on page 18
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	As described on page 18
NTT Communications Corporation	¥211,763 million	100.00	As described on page 21
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	As described on page 24
NTT DOCOMO, INC.	¥949,679 million	66.65 (0.01)	As described on page 26
Verio Inc.	US$7,489.91 million	0 (100.00)	Provision of internet solution services in North America
Spectrum Holdings Inc	US$3,987.32 million	0 (100.00)	Overall management of European and American subsidiaries of Dimension Data Holdings plc, among other things
NTT DATA, Inc.	US$1,619.46 million	0 (100.00)	Consulting, system design and development
NTT DATA INTERNATIONAL L.L.C.	US$1,465.17 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION, among other things
Dimension Data Commerce Centre Ltd	US$1,420.02 million	0 (100.00)	Sales of communication equipments in the Americas
NTT DATA International Services, Inc.	US$1,171.87 million	0 (100.00)	Consulting, system design and development
NTT America, Inc.	US$985.74 million	0 (100.00)	Provision of Arcstar services in North America
Dimension Data (US) II Inc	US$822.86 million	0 (100.00)	Investment activities in the Americas

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.30	Real estate leasing and sales

Dimension Data (US) Inc	US$480.24 million	0 (100.00)	Overall management of American subsidiaries of Dimension Data Holdings plc, among other things

Dimension Data Holdings plc	US$388.52 million	100.00	Overall management of Dimension Data group companies

Dimension Data North America, Inc	US$375.56 million	0 (100.00)	Building IT system infrastructure and provision of maintenance support

NTT DATA EMEA Ltd.	EU€375.83 million	0 (100.00)	Overall management of European subsidiaries of NTT DATA CORPORATION, among other things

NTT DATA EUROPE GmbH & Co. KG	EU€307.39 million	0 (100.00)	Holding company of European subsidiaries of NTT DATA CORPORATION

DOCOMO Deutschland GmbH	EU€312.16 million	0 (100.00)	Holding company of Buongiorno S.p.A and net mobile AG.

NTT Resonant Inc.	¥25,000 million	0 (100.00)	Development and provision of broadband portal and search services, among other things

mmbi, Inc.	¥24,890 million	0 (60.45)	Provision of basic broadcasting business specified by the Broadcast Law and its related services, among other things

NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software, among other things

NTT EUROPE LTD.	£153.83 million	0 (100.00)	Provision of Arcstar services in Europe

DOCOMO interTouch Pte. Ltd.	US$218.71 million	0 (100.00)	High-speed Internet connection business for hotels, among other things

NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100.00)	Provision of Arcstar services in Australia

Datacraft Australia Pty Ltd	AU$203.46 million	0 (100.00)	Overall management of Australian subsidiaries of Dimension Data Holdings plc, among other things

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

NTT DATA Italia S.p.A.	EU€178.06 million	0 (100.00)	Consulting, system design and development

NTT Data Deutschland GmbH	EU€165.12 million	0 (100.00)	Consulting, system design and development

NTT WT HK Limited	HK$1,540.18 million	0 (100.00)	Construction and operation of data center facilities in Hong Kong

NTT FINANCE CORPORATION	¥16,770 million	91.12 (8.20)	Leasing, installment sales of various equipment, such as communication devices, among other things

NTT Worldwide Telecommunications Corporation	¥16,200 million	0 (100.00)	Construction and operation of data center facilities overseas

NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment and electric power facilities

NTT Plala Inc.	¥12,321 million	0 (95.39)	Internet connection and video delivery services, among other things

UD EUROPE LIMITED	£81.80 million	0 (100.00)	Investment in and management of real estate in the UK

Buongiorno S.p.A.	EU€103.78 million	0 (100.00)	Distribution of mobile contents and provision and operation of platform services.

Notes:	1.	The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.
Capitalization of overseas subsidiaries includes additional paid-in capital.
	2.	NTT has 827 consolidated subsidiaries including those above, and 101 companies are accounted for by the equity method.
	3.	NTT EUROPE LTD and DOCOMO interTouch Pte. Ltd. increased their capital, and NTT America, Inc. and Datacraft Australia Pty Ltd decreased their capital.
	4.	As a result of a corporate reorganization, Cirquent GmbH changed its trade name to NTT Data Deutschland GmbH. Further, NTT DATA INTERNATIONAL L.L.C. and NTT Data Deutschland GmbH increased their capital and NTT DATA International Services, Inc. and NTT DATA EUROPE GmbH & Co. KG decreased their capital.
	5.	For the current fiscal year under review, NTT DATA EMEA Ltd., DOCOMO Deutschland GmbH, NTT DATA Italia S.p.A., NTT WT HK Limited and Buongiorno S.p.A. were newly listed as material subsidiaries.

(Reference) Glossary of Terms (Alphabetical order)

■ Application

Software designed to perform office functions, such as word processing, spreadsheets, to play music or to operate games on a computer or a smartphone.

■ Big data

A collection of high volume and complex structure data, which are difficult to manage and process with traditional technology, including textual information posted on SNS and word-of- mouth websites, images, charts and voice.

■ Broadband

High-speed, large-capacity communications.

■ Cloud/Cloud services

Type of service whereby software and services can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

■ Data Center

A term used to refer to a facility specialized in the installation and operation of a variety of computer and data communication devices, such as servers.

■ EMEA

Stands for Europe, the Middle East and Africa

■ FLET’S Hikari

A collective term for optical broadband services provided by NTT East and NTT West, including FLET’S Hikari Next, FLET’S Hikari Light, and B FLET’S.

■ Global Seamless

The ability to use and manage a product of integrated multiple computer systems and network services with ease and regardless of the differences among them globally.

■ Hosting

A service that provides (leases) storage space on a server and information processing functions via a network.

■ IP (Internet protocol)

A standard communications protocol used for communications over the Internet.

■ IP backbone

A backbone network designed to distribute data on the Internet around the world.

■ IP phones

A telephone service provided via IP network.

■ LTE (Long Term Evolution)

A communication method characterized by high speed, high capacity, efficient use of signals and low-latency.

■ M2M (Machine to Machine)

A technology or mechanism designed for equipment to mutually and autonomously exchange information. By utilizing M2M for the collection, monitoring and control of data from remote locations, it facilitates a streamlined operation process, advancement of services and the creation of new services.

39

■ Open source

A concept for making the source code, a design of software that can be modified and redistributed by anyone, available to the public over the Internet free of charge.

■ Petabit

One quadrillion bits. One petabit per second is equivalent to the speed that would allow the transmission of 5,000 two-hour high-definition movies within one second.

■ Platform

A shared platform to facilitate provision of various applications, such as authentication, billing, intermediation and credit services.

■ Remarketing

To overcome market changes and increase one’s market share even when participation opportunities in existing markets change due to environmental changes or technological innovation; to create new markets by predicting customer needs by making maximum use of the newest technology.

■ Social media

Media that is built upon the exchange of information online by users (sending and receiving).

■ Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

■ Tablet device

A tablet (flat) type mobile information device that can be operated easily by touching the panel display and that can be connected to the internet.

■ Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

■ Wi-Fi (Wireless Fidelity)

A brand name that indicates the certification of the interconnectivity between wireless LAN devices. Today, it is also used as a term that refers to the wireless LAN environment that is created between Wi-Fi compatible equipment.

■ Wireless LAN

A network which allows data transmission or receipt via wireless communications buildings, including ordinary households, corporate offices and research laboratories.

40

Matters Regarding Shares

Total number of shares authorized to be issued by NTT:

6,192,920,900 shares

Total number of shares issued:

1,323,197,235 shares (shares of treasury stock: 137,822,603 shares)

Number of shareholders at end of fiscal year ended March 31, 2013:

1,112,407

Principal Shareholders

Shareholders	Number of Shares Held (thousand)	Equity Ownership (%)
The Minister of Finance	431,231	36.38
Japan Trustee Services Bank, Ltd. (Trust Account)	49,760	4.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,772	3.10
Japan Trustee Services Bank, Ltd. (Trust Account 9)	19,253	1.62
SSBT OD05 Omnibus Account - Treaty Clients	16,201	1.37
Moxley and Company LLC	15,279	1.29
The Chase Manhattan Bank , N.A. London S.L. Omnibus Account	14,265	1.20
NTT Employee Share-Holding Association	11,662	0.98
State Street Bank and Trust Company 505224	9,075	0.77
Nippon Life Insurance Company	8,500	0.72

Notes:	1. Number of Shares Held is rounded down to the nearest thousand.
2. NTT’s holdings of treasury stock (137,822,603 shares) are not included in the above table.
3. Equity ownership percentages do not include treasury stock.

Matters Regarding Corporate Officers

Status of Directors and Corporate Auditors

Position	Name	Responsibilities	Description of Principal Concurrent Positions
Director and Chairman	Satoshi Miura
Representative Director and President	Hiroo Unoura
Representative Director and Senior Executive Vice President	Yasuyoshi Katayama	In charge of technical strategy, In charge of risk management
Representative Director and Senior Executive Vice President	Hiroki Watanabe	In charge of business strategy
Director and Executive Vice President	Hiromichi Shinohara	Director of Research and Development Planning Department, In charge of international standardization
Director and Senior Vice President	Yoshikiyo Sakai	Director of Finance and Accounting Department
Director and Senior Vice President	Mitsuyoshi Kobayashi	Director of Technology Planning Department, Director of Strategic Business Development Division	Director of NTT COMWARE CORPORATION
Director and Senior Vice President	Akira Shimada	Director of General Affairs Department	Director of Nippon Telegraph and Telephone West Corporation
Director and Senior Vice President	Hiroshi Tsujigami	Director of Corporate Strategy Planning Department	Director of Nippon Telegraph and Telephone East Corporation
Director and Senior Vice President	Tsunehisa Okuno	Director of Global Business Office	Non-executive director of Dimension Data Holdings plc
Director	Katsuhiko Shirai		Chairperson of the Foundation for the Open University of Japan Director of Japan Display Inc.
Director	Sadayuki Sakakibara		Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc. Director of Mitsui O.S.K. Lines, Ltd.
Full-time Corporate Auditor	Yoshitaka Makitani
Full-time Corporate Auditor	Kiyoshi Kosaka
Corporate Auditor	Toru Motobayashi		Lawyer Director of Hitachi Ltd. Corporate Auditor of Sumitomo Life Insurance Company
Corporate Auditor	Michiko Tomonaga		Certified public accountant Corporate Auditor of Keikyu Corporation Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business
Corporate Auditor	Seiichi Ochiai		Professor of Chuo Law School Lawyer Director of Meiji Yasuda Life Insurance Company

Notes: 1. The Directors and Corporate Auditors who retired in the fiscal year under review are listed in the following table.

Name	Retirement date	Reason for retirement	Position at time of retirement	Responsibilities at time of retirement
Norio Wada	June 22, 2012	Expiration of term	Director and Chairman
Noritaka Uji	June 22, 2012	Expiration of term	Representative Director and Senior Executive Vice President	In charge of technical strategy
Kaoru Kanazawa	June 22, 2012	Expiration of term	Representative Director and Senior Executive Vice President	In charge of risk management In charge of international standardization
Toshio Kobayashi	June 22, 2012	Expiration of term	Director and Senior Vice President	Director of Finance and Accounting Department
Tetsuya Shoji	June 22, 2012	Expiration of term	Director and Senior Vice President	Director of General Affairs Department
Takashi Imai	June 22, 2012	Expiration of term	Director
Yotaro Kobayashi	June 22, 2012	Expiration of term	Director
Shunsuke Amiya	June 22, 2012	Resignation	Full-time Corporate Auditor
Shigeru Iwamoto	June 22, 2012	Resignation	Corporate Auditor

2.	The Directors and Corporate Auditors who were newly elected and assumed office at the 27th Ordinary General Meeting of Shareholders convened on June 22, 2012 are listed in the following table.

Name	Position	Responsibilities
Yoshikiyo Sakai	Director and Senior Vice President	Director of Finance and Accounting Department
Mitsuyoshi Kobayashi	Director and Senior Vice President	Director of Technology Planning Department Director of Strategic Business Development Division
Akira Shimada	Director and Senior Vice President	Director of General Affairs Department
Hiroshi Tsujigami	Director and Senior Vice President	Director of Corporate Strategy Planning Department
Tsunehisa Okuno	Director and Senior Vice President	Director of Global Business Office
Katsuhiko Shirai	Director
Sadayuki Sakakibara	Director
Kiyoshi Kosaka	Full-time Corporate Auditor
Seiichi Ochiai	Corporate Auditor

3.	Changes in Directors’ positions and responsibilities in the fiscal year under review are as described in the following table.

Name	After change	Before change	Date of change
Satoshi Miura	Director and Chairman	Representative Director and President	June 22, 2012
Hiroo Unoura	Representative Director and President	Representative Director and Senior Executive Vice President In charge of business strategy In charge of Strategic Business Development Division In charge of Global Business Office	June 22, 2012
Yasuyoshi Katayama	Representative Director and Senior Executive Vice President In charge of technical strategy In charge of risk management	Director and Executive Vice President Director of Technology Planning Department	June 22, 2012
Hiroki Watanabe	Representative Director and Senior Executive Vice President In charge of business strategy	Director and Executive Vice President Director of Corporate Strategy Planning Department	June 22, 2012
Hiromichi Shinohara	Director and Executive Vice President Director of Research and Development Planning Department In charge of international standardization	Director and Senior Vice President Director of Research and Development Planning Department	June 22, 2012

4. Changes in principal concurrent positions of Directors and Corporate Auditors in the fiscal year under review are as described in the following table.

Category	Name	Name of concurrent place of work	Particulars of concurrent work	Remarks
Director	Yasuyoshi Katayama	NTT COMWARE CORPORATION	Director	Retired June 19, 2012
	Hiroki Watanabe	Nippon Telegraph and Telephone West Corporation	Director	Retired June 15, 2012
	Mitsuyoshi Kobayashi	NTT COMWARE CORPORATION	Director	Assumed office June 22, 2012
	Akira Shimada	Nippon Telegraph and Telephone West Corporation	Director	Assumed office June 22, 2012
	Hiroshi Tsujigami	Nippon Telegraph and Telephone East Corporation	Director	Assumed office June 22, 2012
	Katsuhiko Shirai	Japan Display Inc.	Director	Assumed office June 27, 2012
Corporate Auditor	Seiichi Ochiai	Ebara Corporation	Director	Retired June 28, 2012
		Meiji Yasuda Life Insurance Company	Director	Assumed office July 3, 2012

5. Of the directors, Katsuhiko Shirai and Sadayuki Sakakibara are outside directors as provided by Article 2 (xv) of the Corporation Law. Also, based on the listing rules of the exchanges in Japan on which its securities are traded, NTT has designated Katsuhiko Shirai and Sadayuki Sakakibara as independent board members and filed the information related thereto with each of these exchanges.

6. Of the corporate auditors, Toru Motobayashi, Michiko Tomonaga and Seiichi Ochiai are outside corporate auditors as provided in Article 2 (xvi) of the Corporation Law.

7. Corporate Auditor Yoshitaka Makitani has business experience in the accounting division of NTT and its subsidiaries, and Corporate Auditor Michiko Tomonaga is a certified public accountant. Both individuals have extensive knowledge concerning finance and accounting matters.

Policies Concerning, and Total Compensation of, Directors and Corporate Auditors

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors. Compensation matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, directors are required to make monthly contributions for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to NTT’s business results.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2013

Position	Number of Persons	Total Compensation (Millions of yen)
Director	19	530
Corporate Auditor	7	110
Total	26	640

Notes:

1.  Compensation amounts shown above include compensation paid to 7 directors and 2 corporate auditors who retired on June 22, 2012, after the conclusion of the 27th Ordinary General Meeting of Shareholders.

2.  Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

3.  Total compensation of directors includes ¥90 million in bonuses for the current fiscal year.

4.  In addition to the above, ¥15 million is to be paid to directors who are also employees as bonuses for their service as employees.

Outside Directors and Corporate Auditors

Principal Concurrent Positions of Outside Directors and Corporate Auditors

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Directors	Katsuhiko Shirai	The Open University of Japan Japan Display Inc.	Chairperson Outside Director
	Sadayuki Sakakibara	Toray Industries, Inc. Mitsui O.S.K. Lines, Ltd.	Chairman of the Board, Chief Executive Officer and Representative Member of the Board Outside Director
Outside Corporate Auditors	Toru Motobayashi	Hitachi, Ltd. Sumitomo Life Insurance Company	Outside Director Outside Corporate Auditor
	Michiko Tomonaga	Keikyu Corporation The Corporation for Revitalizing Earthquake-Affected Business	Outside Corporate Auditor Outside Corporate Auditor
	Seiichi Ochiai	Chuo Law School Meiji Yasuda Life Insurance Company	Professor Outside Director

Note:	There is no special relationship between NTT Group and the companies where outside directors and corporate auditors hold concurrent positions.

Principal Activities of Outside Directors and Corporate Auditors

Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

Position	Name	Board of Directors Meetings		Board of Corporate Auditors Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Katsuhiko Shirai	9/9	100%	—	—
	Sadayuki Sakakibara	8/9	89%	—	—
Outside Corporate Auditors	Toru Motobayashi	9/12	75%	18/19	95%
	Michiko Tomonaga	12/12	100%	18/19	95%
	Seiichi Ochiai	9/9	100%	14/14	100%

Statements at Board of Directors and Board of Corporate Auditors Meetings

Director Katsuhiko Shirai made comments mainly concerning the business strategies of NTT Group companies, research and development and medium term strategy from his perspective as an operation manager of an educational institution with extensive experience.

Director Sadayuki Sakakibara made comments mainly concerning research and development, medium term strategy and the business strategies of NTT Group companies from his perspective as a corporate executive with extensive experience.

Corporate Auditor Toru Motobayashi made comments mainly concerning compliance, from his professional perspective as a lawyer.

Corporate Auditor Michiko Tomonaga made comments mainly concerning the accounting audit, from her professional perspective as a certified public accountant.

Corporate Auditor Seiichi Ochiai made comments mainly concerning internal controls, from his professional perspective as a law school professor and a lawyer.

Indemnity Agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423 (1) of the Corporation Law and in accordance with Article 427 (1) of that law. The limitation of liability is the lowest amount permitted by Article 425 (1) of the Corporation Law.

Total Compensation of Outside Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2013

	Number of directors and corporate auditors	Total compensation (Millions of yen)
Total compensation of outside directors and corporate auditors	8	61

Notes:	1.	Total amount of compensation for outside directors and outside corporate auditors is included in “Total Compensation of Directors and Corporate Auditors during the Fiscal Year Ended March 31, 2013” on page 45.
	2.	Compensation amounts shown above include compensation paid to 2 outside directors and a corporate auditor who retired on June 22, 2012, after the conclusion of the 27th Ordinary General Meeting of Shareholders.

Matters Regarding Independent Auditors

Name of Independent Auditor

KPMG AZSA LLC

Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2013

Independent Auditor	Compensation
KPMG AZSA LLC	¥270 million

Note:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥2,826 million

Notes: 1.	Of NTT’s material subsidiaries, Dimension Data Holdings plc is audited by KPMG Inc; NTT DATA EMEA Ltd., NTT EUROPE LTD. and UD EUROPE LIMITED are audited by KPMG LLP; NTT DATA EUROPE GmbH & Co. KG and NTT Data Deutschland GmbH are audited by KPMG AG Wirtschaftsprüfungsgesellschaft; DOCOMO interTouch Pte. Ltd. is audited by KPMG LLP; NTT AUSTRALIA PTY. LTD. and Datacraft Australia Pty Ltd are audited by KPMG; NTT DATA Italia S.p.A. and Buongiorno S.p.A are audited by KPMG S.p.A; and NTT WT HK Limited is audited by KPMG.
2.	The non-audit services for which NTT is paying compensation to KPMG AZSA LLC are the provision of guidance and advice in relation to International Financial Reporting Standards (IFRS).

Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340 (1) of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for NTT Group. The contents of such basic policy are set out below.

   Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Approach on the Maintenance of Internal Control Systems
1.

NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.

NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control systems based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.

NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems
1.	Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation
NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:
(1)

Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be appropriately and effectively carried out.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.
(3)

A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)

An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report, and receive consultation on, ethical issues.

(5)

Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management
NTT takes the following measures to appropriately manage business risks:
(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.
(2)

NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)

NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors efficiently perform their duties

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters:

(1)

NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)

NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.
(4)

As a holding company that oversees and coordinates NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors:

(1)

NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by NTT Group, thus contributing to the growth and development of NTT Group:

(1)	Develop communications systems for notifying the parent company in emergency situations.
(2)	Conduct employee education and training to prevent scandals or misconduct.
(3)	Establish systems for information security and the protection of personal information.
(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.
(5)	Audits of NTT Group companies by the parent company’s internal audit division

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from directors
NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:
(1)

The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.
(3)

Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:
(a)	Matters resolved at Corporate Management Committee meetings;
(b)	Matters that cause or may cause substantial damage to NTT;
(c)	Monthly financial reports;
(d)	The status of internal audits;
(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;
(f)	The status of reporting to helplines; and
(g)	Other material compliance matters.
(2)

Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.
(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

Consolidated Financial Statements	[Consolidated]

CONSOLIDATED BALANCE SHEET

(At March 31, 2013)	(Millions of yen)

Item	Amount
ASSETS
CURRENT ASSETS
Cash and cash equivalents	961,433
Short-term investments	53,753
Notes and accounts receivable, trade	2,428,099
Allowance for doubtful accounts	(44,961)
Accounts receivable, other	357,255
Inventories	350,721
Prepaid expenses and other current assets	338,794
Deferred income taxes	224,194
TOTAL CURRENT ASSETS	4,669,288
PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	13,432,047
Telecommunications service lines	15,143,239
Buildings and structures	5,993,215
Machinery, vessels and tools	1,868,972
Land	1,139,636
Construction in progress	334,326
Accumulated depreciation	(28,134,748)
NET PROPERTY, PLANT AND EQUIPMENT	9,776,687
INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	411,371
Marketable securities and other investments	660,823
Goodwill	824,216
Software	1,340,682
Other intangibles	278,272
Other assets	997,989
Deferred income taxes	694,361
TOTAL INVESTMENTS AND OTHER ASSETS	5,207,714

TOTAL ASSETS	19,653,689

Item	Amount
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings	77,455
Current portion of long-term debt	703,304
Accounts payable, trade	1,436,643
Short-term obligations under capital leases	16,368
Accrued payroll	437,609
Accrued interest	8,971
Accrued taxes on income	228,736
Accrued consumption tax	54,667
Advances received	183,723
Other	351,913
TOTAL CURRENT LIABILITIES	3,499,389
LONG-TERM LIABILITIES
Long-term debt	3,234,631
Long-term obligations under capital leases	36,254
Liability for employees’ retirement benefits	1,505,571
Accrued liabilities for point programs	156,233
Deferred tax liability	198,824
Other	396,162
TOTAL LONG-TERM LIABILITIES	5,527,675
EQUITY
NTT SHAREHOLDERS’ EQUITY
Common stock, no par value	937,950
Additional paid-in capital	2,827,612
Retained earnings	5,229,407
Accumulated other comprehensive income (loss)	(107,476)
Treasury stock, at cost	(568,459)
TOTAL NTT SHAREHOLDERS’ EQUITY	8,319,034
NONCONTROLLING INTERESTS	2,307,591
TOTAL EQUITY	10,626,625
TOTAL LIABILITIES AND EQUITY	19,653,689

Note: Amounts are rounded off to nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF INCOME (from April 1, 2012 to March 31, 2013)	(Millions of yen)

Item	Amount
Operating revenues
Fixed voice related services	1,769,416
Mobile voice related services	1,701,070
IP/packet communications services	3,779,284
Sale of telecommunication equipment	844,883
System integration	1,824,617
Other	781,470	10,700,740
Operating expenses
Cost of services (exclusive of items shown separately below)	2,461,393
Cost of equipment sold (exclusive of items shown separately below)	864,251
Cost of system integration (exclusive of items shown separately below)	1,244,538
Depreciation and amortization	1,899,245
Impairment loss	5,416
Selling, general and administrative expenses	2,992,588
Goodwill and other intangible asset impairments	31,341	9,498,772
Operating income		1,201,968
Other income (expenses)
Interest and amortization of bond discounts and issue costs	(54,339)
Interest income	17,638
Other, net	35,832	(869)
Income before income taxes and equity in earnings of affiliated companies		1,201,099
Income tax expense (benefit)
Current	461,496
Deferred	19,733	481,229
Income before equity in earnings of affiliated companies		719,870
Equity in earnings (losses) of affiliated companies		(10,131)
Net income		709,739
Less - Net income attributable to noncontrolling interests		185,668
Net income attributable to NTT		524,071

Note: Amounts are rounded off to nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (from April 1, 2012 to March 31, 2013)	(Millions of yen)

	NTT shareholder’s equity					Total NTT shareholders’ equity	Non- Controlling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost

At beginning of year	937,950	2,832,165	4,888,746	(357,843)	(418,431)	7,882,587	2,165,142	10,047,729

Comprehensive income (loss)

Net income			524,071			524,071	185,668	709,739

Other comprehensive income (loss)

Unrealized gain (loss) on securities				118,689		118,689	28,160	146,849

Unrealized gain (loss) on derivative instruments				(687)		(687)	(4,069)	(4,756)

Foreign currency translation adjustments				92,840		92,840	21,899	114,739

Pension liability adjustments				39,525		39,525	(3,067)	36,458

Total other comprehensive income						250,367	42,923	293,290

Total comprehensive income (loss)						774,438	228,591	1,003,029

Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)

Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317

Acquisition of treasury stock					(150,066)	(150,066)		(150,066)

Resale of treasury stock			(5)		38	33		33

Cancellation of treasury stock

At end of year	937,950	2,827,612	5,229,407	(107,476)	(568,459)	8,319,034	2,307,591	10,626,625

                  Note: Amounts are rounded off to nearest million yen.

Non-consolidated Financial Statements	[Non-consolidated]

NON-CONSOLIDATED BALANCE SHEET (At March 31, 2013)

Item	Amount
ASSET
Current assets
Cash and bank deposits	20,869
Accounts receivable, trade	2,769
Supplies	227
Advance payment	772
Deferred income taxes	918
Short-term loans receivable	355,474
Accounts receivable, other	69,536
Subsidiary deposits	101,312
Other	4,330
Total current assets	556,211
Fixed assets
Property, plant and equipment
Buildings	115,285
Structures	4,617
Machinery, equipment and vehicles	486
Tools, furniture and fixtures	17,145
Land	29,674
Lease assets	424
Construction in progress	2,153
Total property, plant and equipment	169,788
Intangible fixed assets
Software	43,625
Lease assets	0
Other	279
Total intangible fixed assets	43,905
Investments and other assets
Investment securities	8,718
Investments in subsidiaries and affiliated companies	5,073,510
Other securities of subsidiaries and affiliated companies	8,562
Contributions to affiliated companies	159
Long-term loans receivable to subsidiaries	1,588,072
Deferred income taxes	15,858
Other	3,065
Total investments and other assets	6,697,946
Total fixed assets	6,911,640

TOTAL ASSETS	7,467,851

(Millions of yen)

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	184
Current portion of corporate bonds	120,000
Current portion of long-term borrowings	223,300
Lease obligations	41
Accounts payable, other	22,716
Accrued expenses	8,164
Accrued taxes on income	19,708
Advance received	871
Deposit received	355
Deposit received from subsidiaries	89,376
Unearned revenue	0
Other	2
Total current liabilities	484,720
Long-term liabilities
Corporate bonds	1,046,258
Long-term borrowings	1,021,530
Long-term borrowings from subsidiary	240,000
Lease obligations	757
Liability for employees’ retirement benefits	31,858
Asset retirement obligations	1,140
Other	413
Total long-term liabilities	2,341,959
TOTAL LIABILITIES	2,826,680
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Other reserve	531,000
Accumulated earned surplus	932,528
Total earned surplus	1,598,861
Treasury stock	(568,458)
Total shareholders’ equity	4,641,179
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	(7)
Total unrealized gains (losses), translation adjustments, and others	(7)
TOTAL NET ASSETS	4,641,171
TOTAL LIABILITIES AND NET ASSETS	7,467,851

Note: Amounts are rounded down to nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF INCOME (from April 1, 2012 to March 31, 2013)			(Millions of yen)
Item	Amount
Operating revenues
Dividends received	282,679
Revenues from group management	19,000
Revenues from basic R&D	120,999
Other services	10,105	432,785
Operating expenses
Administration	21,603
Experiment and research	92,297
Depreciation and amortization	36,364
Retirement of fixed assets	1,219
Miscellaneous taxes	2,689	154,174
Operating income		278,610
Non-operating revenues
Interest income	24,997
Lease and rental income	11,537
Miscellaneous income	1,473	38,008
Non-operating expenses
Interest expenses	16,650
Corporate bond interest expenses	17,849
Lease and rental expenses	5,659
Miscellaneous expenses	2,029	42,189
Recurring profit		274,429
Special losses
Write-off of investments in affiliated companies	4,530	4,530
Income before income taxes		269,898
Corporation, inhabitant, and enterprise taxes	(1,142)
Deferred tax expenses (benefits)	(486)	(1,629)
Net income		271,527

Note: Amounts are rounded down to nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS (from April 1, 2012 to March 31, 2013)

Item	Amount

Shareholders’ equity

Common stock

At the previous year end	937,950

Net change during the annual period

Total net change during the annual period	—

At the year end	937,950

Capital surplus

Additional paid-in capital

At the previous year end	2,672,826

Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Total capital surplus

At the previous year end	2,672,826

Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Earned surplus

Legal reserve

At the previous year end	135,333

Net change during the annual period

Total net change during the annual period	—

At the year end	135,333

Other earned surplus

Other reserve

At the previous year end	531,000

Net change during the annual period

Total net change during the annual period	—

At the year end	531,000

Accumulated earned surplus

At the previous year end	844,410

Net change during the annual period

Cash dividends	(183,404)

Net income	271,527

Resale of treasury stock	(4)

Total net change during the annual period	88,118

At the year end	932,528

Total earned surplus

At the previous year end	1,510,743

Net change during the annual period

Cash dividends	(183,404)

Net income	271,527

Resale of treasury stock	(4)

Total net change during the annual period	88,118

At the year end	1,598,861

(Millions of yen)
Item	Amount

Treasury stock

At the previous year end	(418,431)

Net change during the annual period

Payments to acquire treasury stock	(150,066)

Resale of treasury stock	38

Total net change during the annual period	(150,027)

At the year end	(568,458)

Total shareholders’ equity

At the previous year end	4,703,088

Net change during the annual period

Cash dividends	(183,404)

Net income	271,527

Payments to acquire treasury stock	(150,066)

Resale of treasury stock	33

Total net change during the annual period	(61,909)

At the year end	4,641,179

Unrealized gains (losses), translation adjustments, and others

Net unrealized gains (losses) on securities

At the previous year end	(60)

Net change during the annual period

Others, net	53

Total net change during the annual period	53

At the year end	(7)

Total unrealized gains (losses), translation adjustments, and others

At the previous year end	(60)

Net change during the annual period

Others, net	53

Total net change during the annual period	53

At the year end	(7)

Total net assets

At the previous year end	4,703,028

Net change during the annual period

Cash dividends	(183,404)

Net income	271,527

Payments to acquire treasury stock	(150,066)

Resale of treasury stock	33

Others, net	53

Total net change during the annual period	(61,856)

At the year end	4,641,171

Note: Amounts are rounded down to nearest million yen.

Auditor’s reports

Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 8, 2013
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Toshiharu Kawai
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and comprehensive income, and the notes to the consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2013 and for the fiscal year from April 1, 2012 to March 31, 2013 in accordance with Article 444(4) of the Corporation Law.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Law.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 8, 2013
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Toshiharu Kawai
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to the non-consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2013 and for the 28th fiscal year from April 1, 2012 to March 31, 2013 in accordance with Article 436(2)-(i) of the Corporation Law.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Law.

Board of Corporate Auditor’s Report

BOARD OF CORPORATE AUDITORS’ REPORT

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 28th fiscal year from April 1, 2012, to March 31, 2013. The Board reports as follows:

1.  Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Corporation Law, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control systems).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial statements related to the fiscal year under review (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

  2.  Audit Results

(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of performance of the duties by the Independent Auditor

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the financial statements and supplementary schedules

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 9, 2013

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Yoshitaka Makitani

Full-time Corporate Auditor	Kiyoshi Kosaka

Corporate Auditor	Toru Motobayashi

Corporate Auditor	Michiko Tomonaga

Corporate Auditor	Seiichi Ochiai

Note:	Corporate Auditors Toru Motobayashi, Michiko Tomonaga and Seiichi Ochiai are outside Corporate Auditors as prescribed in Article 2(xvi), and Article 335(3) of the Corporation Law.

END

          [For reference]

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET (at March 31, 2013)			(Billions of yen	)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	3,079.6	LONG-TERM LIABILITIES	830.4
Fixed assets – telecommunications		Long-term borrowings from parent company	576.1
businesses	2,869.8	Liability for employees’ retirement benefits	222.4
Property, plant and equipment	2,777.7	Other long-term liabilities	31.7
Machinery and equipment	484.1	CURRENT LIABILITIES	671.1
Local line facilities	846.8	Current portion of long-term borrowings from
Engineering facilities	621.3	parent company	168.1
Buildings	455.5	Accounts payable, other	246.9
Land	203.5	Deposit received	129.2
Others	166.3	Other current liabilities	126.8
Intangible fixed assets	92.1	Total liabilities	1,501.5
Investments and other assets	209.7	SHAREHOLDERS’ EQUITY	2,148.0
Deferred income taxes	135.0	COMMON STOCK	335.0
Other investments and assets	75.5	ADDITIONAL PAID-IN CAPITAL	1,499.7
Allowance for doubtful accounts	(0.8)	EARNED SURPLUS	313.2
CURRENT ASSETS	570.2	UNREALIZED GAINS (LOSSES), TRANSLATION
Accounts receivable, trade	261.4	ADJUSTMENTS, AND OTHERS	0.2
Accounts receivable, other	110.0	Net unrealized gains (losses) on
Deposits	76.5	securities	0.2
Other current assets	124.0	Total net assets	2,148.2
Allowance for doubtful accounts	(1.8)
Total assets	3,649.8	Total liabilities and net assets	3,649.8

CONDENSED STATEMENT OF INCOME (from April 1, 2012 to March 31, 2013)		(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	1,689.2
Operating expenses	1,636.0
Operating income from telecommunications businesses	53.1
Supplementary businesses
Operating revenues	142.5
Operating expenses	130.6
Operating income from supplementary businesses	11.9
Operating income	65.0
Non-operating revenues	60.1
Non-operating expenses	36.3
Recurring profit	88.8
Special losses	7.9
Income before income taxes	80.9
Corporation, inhabitant, and enterprise taxes	18.5
Deferred tax expenses (benefits)	9.5
Net income	52.8

Ref-1

      Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET (at March 31, 2013)		(Billions of yen)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	2,840.3	LONG-TERM LIABILITIES	1,200.6
Fixed assets – telecommunications		Long-term borrowings from parent company	951.7
businesses	2,689.6	Liability for employees’ retirement benefits	221.2
Property, plant and equipment	2,617.7	Other long-term liabilities	27.6
Machinery and equipment	468.9	CURRENT LIABILITIES	592.2
Local line facilities	923.7	Current portion of long-term borrowings from
Engineering facilities	562.0	parent company	182.0
Buildings	376.0	Accounts payable, other	201.6
Land	174.8	Deposit received	113.9
Others	112.1	Other current liabilities	94.5
Intangible fixed assets	71.9	Total liabilities	1,792.9
Investments and other assets	150.6	SHAREHOLDERS’ EQUITY	1,510.6
Deferred income taxes	91.7	COMMON STOCK	312.0
Other investments and assets	59.1	ADDITIONAL PAID-IN CAPITAL	1,170.0
Allowance for doubtful accounts	(0.2)	EARNED SURPLUS	28.6
CURRENT ASSETS	463.4	UNREALIZED GAINS (LOSSES), TRANSLATION
Accounts receivable, trade	219.9	ADJUSTMENTS, AND OTHERS	0.1
Accounts receivable, other	102.5	Net unrealized gains (losses) on
Deposits	55.0	securities	0.1
Other current assets	87.3	Total net assets	1,510.8
Allowance for doubtful accounts	(1.3)
Total assets	3,303.7	Total liabilities and net assets	3,303.7

CONDENSED STATEMENT OF INCOME (from April 1, 2012 to March 31, 2013)	(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	1,482.9
Operating expenses	1,474.4
Operating income from telecommunications businesses	8.5
Supplementary businesses
Operating revenues	144.9
Operating expenses	134.3
Operating income from supplementary businesses	10.6
Operating income	19.2
Non-operating revenues	42.7
Non-operating expenses	33.6
Recurring profit	28.3
Income before income taxes	28.3
Corporation, inhabitant, and enterprise taxes	(0.4)
Deferred tax expenses (benefits)	7.9
Net income	20.9

Ref-2

            Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET (at March 31, 2013)			(Billions of yen	)
Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	922.5	LONG-TERM LIABILITIES	171.3
Fixed assets – telecommunications		Long-term borrowings from parent company	84.1
businesses	546.2	Other long-term liabilities	87.2
Property, plant and equipment	463.4	CURRENT LIABILITIES	255.5
Machinery and equipment	145.6	Accounts payable, trade	25.1
Engineering facilities	54.2	Accounts payable, other	176.1
Buildings	138.9	Deposits received	19.6
Tools and fixtures	34.4	Other current liabilities	34.6
Land	38.9	Total liabilities	426.9
Others	51.2	SHAREHOLDERS’ EQUITY	734.4
Intangible fixed assets	82.8	COMMON STOCK	211.7
Investments and other assets	376.2	ADDITIONAL PAID-IN CAPITAL	131.6
Investments in subsidiaries and		EARNED SURPLUS	391.1
affiliated companies	167.6	UNREALIZED GAINS (LOSSES), TRANSLATION
Other investments and assets	208.8	ADJUSTMENTS, AND OTHERS	77.1
Allowance for doubtful accounts	(0.2)	Net unrealized gains (losses) on
CURRENT ASSETS	315.9	securities	77.1
Accounts receivable, trade	181.1	Total net assets	811.6
Accounts receivable, other	52.1
Subsidiary deposits	35.5
Other current assets	49.1
Allowance for doubtful accounts	(2.1)
Total assets	1,238.5	Total liabilities and net assets	1,238.5

CONDENSED STATEMENT OF INCOME (from April 1, 2012 to March 31, 2013)		(Billions of yen)
Item	Amount
Telecommunications businesses
Operating revenues	775.2
Operating expenses	664.1
Operating income from telecommunications businesses	111.0
Supplementary businesses
Operating revenues	169.5
Operating expenses	162.5
Operating losses from supplementary businesses	7.0
Operating income	118.1
Non-operating revenues	24.7
Non-operating expenses	13.1
Recurring profit	129.7
Special profits	24.0
Special losses	31.8
Income before income taxes	121.8
Corporation, inhabitant, and enterprise taxes	56.2
Deferred tax expenses (benefits)	0.2
Net income	65.3

Ref-3

2.	Major Facilities Completed during the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	397	thousand subscribers
	Subscriber optical cable	57,700	km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	339	thousand subscribers
	Subscriber optical cable	20,800	km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥60.8 billion
Nippon Telegraph and Telephone West Corporation	¥57.6 billion
NTT Communications Corporation	¥15.4 billion

 END

Ref-4

Memo

Memo

The Location of the 28th Ordinary General Meeting of Shareholders

[Venue]	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo Phone: 03-3442-1111
[Transportation]	A	8-minute walk	from Shinagawa Station (Shinkansen, JR and Keikyu Lines)
	B	6-minute walk	from Takanawadai Station (Toei Subway Asakusa Line)

Toei Subway
Asakusa Line
Takanawadai
station B
Sakurada-dori Ave.
(Route 1)
Takanawadai Post Office
MINISTOP
Senpo Tokyo
Takanawa Hospital
Takanawa
Catholic Church
Parking Lot
International Convention
Center PAMIR
Lobby
Grand Prince Hotel
New Takanawa
Former House of
Representatives,
Takanawa Residence
Zakuro zaka Slope
Shinagawa Tax Office
Grand Prince Hotel
Takanawa
AQUA STADIUM
The Prince
Sakura Tower
Tokyo
Annex Tower
SHINAGAWA
GOOS
Prince Hotel
Shinagawa
Wing Takanawa
WEST
Sakura zaka Slope
Pedestrian Bridge
Wing Takanawa
EAST
A
Takanawa Exit
Dai-ichi Keihin (Route 15)
For Shimbashi
For Yokohama
SEVEN ELEVEN
Shinagawa Ekimae
Post Office
For Tokyo
JR/Keikyu
Shinagawa
Station
Wing
Takanawa
WEST
Zakuro zaka Slope
Dai-ichi Keihin
(Route 15)
Pedestrian Bridge
Pedestrian Crossing
Wing Takanawa
EAST
Keikyu
Shinagawa
Station
Takanawa Exit
JR
Shinagawa Station
(Central Ticket Gate)

Notes	1. As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
2. You are requested to leave hand baggage in the cloakroom. We appreciate your cooperation.

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS	7
Pursuant to the applicable laws and regulations, and Article 16 of the Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 3, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Matters Pertaining to the Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-2(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting.

2.	Marketable securities

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities” is applied.

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or construction cost of real estate held for resale including the costs of labor and subcontractors. The cost of supplies is determined by the weighted-average method or by the specific identification method.

4.	Depreciation and amortization
(1)	Property, plant and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method except that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances
(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

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(2)	Liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

If the actuarial net gain or loss exceeds 10% of the larger of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line method over the average remaining service periods at the time of recognition.

Prior service cost is amortized from the time of recognition on a straight-line method over the average remaining service periods at the time of recognition.

(3)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

During the fiscal year ended March 31, 2013, there were 827 consolidated subsidiaries and 101 equity method affiliates.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.
2.	In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.
3.	Outstanding guarantees and others: ¥40,949 million.

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Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued as of the end of the fiscal year ended March 31, 2013

Common stock:	1,323,197,235 shares.

2.	Dividends
(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Record Date	Effective Date
June 22, 2012 Ordinary general meeting of shareholders	Common stock	85,664	70	March 31, 2012	June 25, 2012

November 8, 2012 Board of Directors meeting	Common stock	97,741	80	September 30, 2012	December 10, 2012

(2)	Dividends for which the record date fell in the fiscal year ended March 31, 2013 with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (Millions of yen)	Dividend per Share (Yen)	Record Date	Effective Date
June 25, 2013 Ordinary general meeting of shareholders	Common stock	Retained earnings	94,830	80	March 31, 2013	June 26, 2013

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Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of business, NTT Group has certain outstanding financial instruments, including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Such financial instruments are mainly exposed to the market risks of interest rate changes and foreign currency fluctuations. In order to reduce such risks, NTT Group has established the risk management policy and uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative financial instruments for trading or speculative purposes.

2.	Fair value of financial instruments

The amount of financial instruments reported on the consolidated balance sheet and their fair values as of March 31, 2013 and the differences between those values are as follows.

(Millions of yen)

	Amount reported on consolidated balance sheet	Fair value	Difference
Assets
Investment in affiliated companies	10,490	40,093	29,603
Marketable securities and other investments
Available-for-sale securities
Equity securities	533,681	533,681	–
Debt securities	48,496	48,496	–
Held-to-maturity securities
Debt securities	4,662	4,695	33
Liabilities
Long-term debt including current portion	(3,937,935)	(4,178,710)	240,775
Derivatives
Forward exchange contracts	85	85	–
Interest rate swap agreements	(1,875)	(1,875)	–
Currency swap agreements	21,628	21,628	–
Currency option agreements	(369)	(369)	–
*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above.

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2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:
(1)	Investment in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult.

(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Fair value of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment property

NTT Group maintains investment properties, including office buildings.

2.	Fair value of investment property

(Millions of yen)
Amount included in the consolidated balance sheet[1]	Fair value[2]
832,372	1,489,989

[1]	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation amount and accumulated impairment losses.
[2]	Fair value is calculated primarily through real estate appraisal standards.

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Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥7,018.06
Net income attributable to NTT per share:	¥432.44

Other

Corporate Bonds

On March 28, 2013, the board of directors resolved that NTT may raise up to ¥100 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2013.

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NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets
(1)	Securities
[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities
(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date, with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets
(1)	Property, plant and equipment (excluding lease assets)

Property, plant and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(2)	Intangible fixed assets (excluding lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful life within 5 years.

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated using the straight-line method. The useful lives of the assets are the term of leases and the residual values of the assets are substantially determined. In cases where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount, computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost, by ten-ninths.

Intangible assets are amortized over the term of their leases using the straight-line method.

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3.	Allowances
(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

No allowance was accrued as of the end of the fiscal year ended March 31, 2013.

(2)	Liability for employees’ retirement benefits

To provide for employees’ retirement benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2013.

Prior service cost is amortized from the time of recognition using the straight-line method over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized beginning the following fiscal year using the straight-line method over the average remaining service periods at the time of recognition.

4.	Other material matters relating to the preparation of financial statements
(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” (“Tokurei-shori”) is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities
In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.
	Corporate bonds (including those maturing within one year)	¥1,166,258 million
2.	Accumulated depreciation on property, plant and equipment:	¥288,990 million
3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):
	Short-term accounts receivable:	¥424,683 million
	Long-term accounts receivable:	¥219 million
	Short-term accounts payable:	¥8,377 million
	Long-term accounts payable:	¥60 million

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Notes to Non-Consolidated Statement of Income

Transactions with affiliated companies
Balance of operating transactions
Operating revenues	¥145,773 million
Operating expenses	¥47,012 million
Balance of non-operating transactions	¥56,871 million

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Treasury stock during the fiscal year ended March 31, 2013.

Common stock: 137,822,603 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were liability for employees’ retirement benefits and fixed assets. The major cause of deferred tax liabilities was prepaid expenses for employees’ pension benefits.

Deferred tax assets exclude ¥27,593 million in valuation allowance.

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Notes Concerning Related Party Transactions

Subsidiaries

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	126,635	Short-term loans receivable	168,155
						Long-term loans receivable to subsidiaries	576,195
				Receipt of interest[1]	8,734	Other current assets	1,355
				Receipt of expenses relating to basic research and development[2]	47,600	Accounts receivable, other	4,165
				Lease of land and buildings[3]	6,370	—	—

Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	172,907	Short-term loans receivable	182,057
						Long-term loans receivable to subsidiaries	951,797
				Receipt of interest[1]	14,823	Other current assets	2,141
				Receipt of expenses relating to basic research and development[2]	47,060	Accounts receivable, other	4,117

Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable	3,586
						Long-term loans receivable to subsidiaries	60,080
				Receipt of interest[1]	1,248	Other current assets	29

Subsidiary	NTT Finance Corporation	91% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Borrowing of capital[4]	240,000	Long-term borrowings from subsidiary	240,000
		8% indirect ownership		Payment of interest[4]	100	Accrued expense	100
				Deposit of capital[5]	7,136,191	Deposits received from subsidiaries	101,312
				Receipt of interest[5]	175	—	—
				Transfer of capital among NTT Group companies	101,994	Accounts receivable, other	7,916

Transaction amounts do not include consumption taxes. Balance at end of term include consumption taxes.

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Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.
2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.
3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.
4	Interest on borrowing of capital is set taking into consideration market rates. No security is provided.
5	Interest on deposit of capital is set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	¥3,915.36
Net income per share	¥224.05

Notes Concerning Significant Subsequent Events

On March 28, 2013, the board of directors resolved that NTT may raise up to ¥100 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2013. Based on this resolution, NTT issued bonds as follows.

Series 63 Telegraph and Telephone Bond

Date of issue	April 25, 2013
Issue amount	¥100 billion
Issue price	¥99.95 per ¥100
Interest rate	0.69%
Date of maturity	March 20, 2023
Use of proceeds	Loans receivable to subsidiaries, etc

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